FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November, 2009
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed fourth quarter results ended September 2009, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration
Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited
Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed
December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004
Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings  announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the
Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the globaleconomic downturn, the risk that the European Acquisition will not be integrated successfully or suchintegration may be more difficult, time-consuming or costly than expected, expected revenue synergiesand cost savings from the acquisition may not be fully realized or realized within the expected time frame,revenues following the acquisition may be lower than expected, any anticipated benefits from theconsolidation of the European paper business may not be achieved, the highly cyclical nature of the pulpand paper industry (and the factors that contribute to such cyclicality, such as levels of demand, productioncapacity, production, input costs including raw material, energy and employee costs, and pricing), adversechanges in the markets for the group’s products, consequences of substantial leverage, including as aresult of adverse changes in credit markets that affect our ability to raise capital when needed, changingregulatory requirements, possible early termination of alternative fuel tax credits, unanticipated productiondisruptions (including as a result of planned or unexpected power outages), economic and politicalconditions in international markets, the impact of investments, acquisitions and dispositions (includingrelated financing), any delays, unexpected costs or other problems experienced with integratingacquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this
Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the proposed acquisition of M-real's coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies that we expect to achieve following the completion of the proposed acquisition is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the proposed acquisition. However, the assumptions about these expected synergies are in herently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not aprofit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2009 or beyond.

4th
results for the
4th quarter and
year ended
September 2009
Form S-8 version

* for the period ended September 2009
** as at September 2009
Sales by product group *
Sales by source *
Sales by destination *
Net operating assets **
sappi
Coated fine paper
67%
Uncoated fine paper
7%
Coated specialities
7%
Commodity paper
7%
Pulp
11%
Other
1%
North America
24%
Europe
54%
Southern Africa
22%
North America
24%
Europe
48%
Southern Africa
13%
Asia and other
15%
Fine paper
68%
Forest products
32%

// fourth quarter results

·  Cash generated from operating activities less cash from
     investing activities was US$225 million

·  Refinancing completed; improved liquidity and extended
   maturities

·  Saiccor Mill ramp up near full capacity at quarter-end

· Stronger Rand impacted SA business unfavourably

·  Basic loss per share 20 US cents

·  Acquisition synergies exceeded target
Financial Summary for the quarter
Quarter ended
Year ended
Sept 2009   June 2009     Sept 2008
Sept 2009      Sept 2008
Key figures: (US$ million)
Sales                                                               1,553         1,316           1,519            5,369            5,863
Operating (loss) profit
(129)            (7)
25               (73)               314
EBITDA *
(17)            99
116                325               688
Basic (loss) earnings per share
(US cents) **
(20)           (12)              (9)                (37)                28
Key ratios: (%)
Operating (loss) profit to sales
(8.3)          (0.5)             1.6               (1.4)                5.4
* Refer to note 1, Supplemental Information for the reconciliation of EBITDA to (loss) profit for the period.
** Comparative figures have been revised in accordance with IAS 33 to reflect the impact of the rights offer.

Commentary
Cash flow for the group was strong for the quarter with cash generated from operating activities less cash utilised in investing activities being US$225 million.

As economic conditions remained weak in our major markets we have taken decisive action in all our businesses.

Demand levels for coated paper improved compared to the second and third financial quarters but remained very depressed compared to a year earlier.

Pulp markets continued to strengthen during the quarter and by quarter-end NBSK prices had increased to approximately US$720 per ton from a low of US$577 in March 2009.

Sales for the group were only 2% above the equivalent quarter last year despite our significantly larger business following the European acquisition completed in December 2008 (the Acquisition). There was, however, an 18% improvement compared to the June quarter, primarily as a result of seasonality, the ramp up of chemical cellulose sales following the expansion of Saiccor mill and improved demand as inventory reduction in the supply chain slowed.

Prices for coated woodfree paper remained under pressure in Europe and North America but stabilised later in the quarter. Prices in most other regions, to which we export, improved during the quarter.

We continued to curtail production in all regions during the quarter to match supply to demand. In addition, we announced the permanent cessation of operations at Muskegon Mill which had been suspended since
March 2009.

Lower prices for wood, chemicals and energy resulted in cost reductions of US$30 million and
US$12 million compared to the equivalent quarter last year and the quarter-ended June 2009 respectively.
In addition, our actions resulted in efficiency gains in the usage of raw materials of approximately
US$45 million compared to the equivalent quarter last year.

We took further steps to manage fixed costs including commencing discussions with labour representatives at three South African mills about a possible reduction of up to 300 positions. Since quarter end we have announced the possible cessation of production at Kangas Mill in Finland and the intended closure of
Usutu Pulp Mill in Swaziland. Last month our North American business took further action, impacting approximately 40 salaried positions, to reduce operating costs.

The integration of the Acquisition progressed well. Achievement of synergies to September 2009 was
m73 million (annualised rate of m97 million), which exceeded our nine month target of m60 million, and we remain on track to achieve the previously announced €120 million of annual synergies within 3 years.

The operating loss for the quarter includes an unfavourable plantation fair value adjustment of
US$111 million (arising from a reduction in wood prices and an increase in wood delivery costs), charges in respect of the closure of Muskegon Mill of US$23 million, and a US$74 million impairment of the mechanical coated paper business unit in Europe to take account of weak market conditions. These were partly offset by North American alternative fuel tax credits earned of US$50 million. Although the plantation fair value adjustment for the quarter was unfavourable, since adoption of fair value accounting for forests in
2004 as required by IFRS, the net effect of the plantation fair value price adjustment has been an increase in the value of our plantations by US$273 million.

The operating loss for the quarter was US$129 million compared to a profit of US$25 million in the equivalent quarter last year.

Net finance costs for the quarter were US$14 million. This is not reflective of ongoing finance costs as it includes a US$41 million income resulting from the discount at which certain debt was redeemed.

Taxation for the quarter was a credit of US$40 million, mainly deferred tax, representing an effective tax rate of 28%.

EPS for the quarter was a loss of 20 US cents compared to a loss of 9 US cents in the equivalent quarter last year.
Year-ended September 2009 compared to year-ended
September 2008
Sales for the year were 8% lower than the prior year mainly as a result of the sharp fall off in demand and lower prices for pulp, partly offset by our increased market position in Europe subsequent to the
Acquisition earlier this year.

The operating loss for the year was US$73 million for the year compared to an operating profit of
US$314 million last year.

Included in the operating loss for the year were restructuring charges in respect of Muskegon Mill
(US$31 million), impairment of the coated mechanical business unit in Europe (US$74 million) and plantation fair value adjustments (US$67 million), partly offset by alternative fuel tax credits (US$87 million).

EPS for the year was a loss of 37 US cents compared with last year’s earnings of 28 US cents.
Refinancing update
During the quarter the proceeds of the US$800 million of senior notes due in 2014 were released from escrow and we completed the refinancing of the €400 million OeKB loan with a 5 year amortising maturity and we repaid in full all amounts outstanding under our previous revolving credit facility (RCF) and replaced it with a new RCF in an amount of €209 million, all of which remains undrawn. We repaid all of the
m220 million VLNs at a discount of approximately m30 million (US$41 million) which reduced net finance costs correspondingly for the quarter.

Following the refinancing the group has good liquidity with cash exceeding the amount of short term debt and the undrawn RCF and has no major debt maturities before the US$500 million 2012 bonds.
Cash flow and debt
Cash generated from operating activities less cash utilised in investing activities of US$225 million for the quarter reflected improved cash generated by operations including US$65 million of alternative fuel tax credits collected in North America, cash released from working capital reduction of US$127 million partly offset by finance costs of US$27 million and capital expenditure of US$35 million.

Debt incurred for the Acquisition was US$317 million which was largely matched by cash generated from operating activities less cash utilised in investing activities excluding the Acquisition, of US$289 million for the year. Capital expenditure for the year was US$175 million compared to US$505 million in the previous year which included part of the Saiccor mill expansion.
// fourth quarter results

Operating Review for the Quarter
Sappi Fine Paper
Quarter               Quarter
               Quarter
ended                 ended      % ended
Sept 2009
Sept 2008
change
June 2009
US$ million
US$ million
(US$)
US$ million
Sales                                                                     1,300                 1,222
6.4                   1,098
Operating (loss) profit
(1)                  (80)
–
19
Operating (loss) profit to sales (%)
(0.1)                 (6.5)
–
1.7
The Fine Paper business recorded an operating loss of US$1 million for the quarter compared to an operating loss of US$80 million for the equivalent quarter last year.

Europe
Quarter          Quarter
Quarter
ended            ended             %               %
ended
Sept 2009
Sept 2008
change
change
June 2009
US$ million
US$ million
(US$)
(Euro)
US$ million
Sales                                                             868                680
27.6
35.7
729
Operating loss
(59)             (111)
–               –
0
Operating loss to sales (%)
(6.8)            (16.3)             –               –
0
European industry shipments of coated woodfree paper and coated mechanical paper were 19% and 16% below the equivalent quarter last year respectively. This is a significant improvement on the first calendar half year, when shipments of both were 26% below the first half of last year, largely as a result of stabilisation of end-use demand and a halt to, or at least a slow down, in the rate of inventory reduction in the customer supply chain. Our sales volume reflected the lower demand but were enhanced by sales previously supplied by the M-real mills which ceased coated paper production at the end of April.

Prices remained under pressure as a result of the poor supply/demand balance but stabilised in the latter part of the quarter. We continued to curtail production substantially to match our supply to demand, and subsequent to quarter end we have announced that we have entered discussions with labour representatives about the possible closure of the 210,000 ton per annum Kangas Mill in Finland, which produces coated mechanical paper. If the
Kangas Mill is closed, we estimate potential cash improvements of US$26 million per annum and a once-off restructuring charge of approximately US$23 million. We will continue to meet our customers’ requirements from our other coated mechanical paper mills.

The achievement of the Acquisition synergies have progressed well; however, weak market conditions resulted in a major deterioration in the underlying businesses of both the acquired and previously owned mills. The major categories of synergy achievement have been procurement synergies (measured after taking into account market price reductions), asset optimisation (which reflects the benefits of the acquired order books), and SG&A reduction. The business has paid particular attention to strengthening our relationships with customers.
// fourth quarter results

North America
Quarter              Quarter
                Quarter
ended                ended                                   ended
Sept 2009
Sept 2008
%
June 2009
US$ million
US$ million
change
US$ million
Sales                                                                        340                   433
(21.5)                    291
Operating profit
60                     30
   100                    24
Operating profit to sales (%)
17.6                    6.9
  –                    8.2
Market demand for coated paper remained weak but trended up during the six months to September on a seasonally adjusted basis. Coated woodfree paper shipments in the United States in the quarter were down
16% compared to a year earlier. This is a significant improvement on the 29% decline in the calendar first half compared to a year earlier and reflects an improving US economy and a slowing of inventory reduction in the customer supply chain. There is no evidence of restocking yet. Our volumes were 9% lower than the equivalent quarter last year but 18% up on the June quarter, partly as a result of seasonality and increased exports but also as a result of adapting our product line to match changing market needs.

Prices declined slightly during the quarter compared to the prior quarter and average prices realised for coated woodfree paper were 11% below the equivalent quarter last year.

The specialities business had a strong quarter as a result of improved market conditions, particularly in China.

Pulp sales volumes and prices improved during the quarter, supporting the business’ improved operating result for the quarter.

In August we permanently ceased operations at Muskegon Mill which had been temporarily suspended in
March 2009. Its products and brands have been successfully transferred to our other mills with a high degree of customer acceptance.

The business succeeded in reducing variable costs through focus on product design, procurement, elimination of waste and efficient operations. We have also continued to reduce our fixed costs in both absolute terms and per unit terms.

// fourth quarter results

Southern Africa
Quarter
Quarter                                                Quarter
ended
ended             %               %
ended
Sept 2009
 Sept 2008     change       change
June
2009
US$ million
  US$ million      (US$)        (Rand)           US$ million
Sales
92                 109
(15.6)
(16.7)
78
Operating (loss) profit
(2)                    1
–
–
(5)
Operating (loss) profit to sales (%)
(2.2)                 0.9
–                –
(6.4)
Demand for our South African fine paper business was weak, resulting in significant production curtailment and results were further impacted by strong competition from imports as a result of the stronger Rand to US Dollar exchange rate during the quarter.
Forest Products
Quarter          Quarter
Quarter
ended            ended              %              %
ended
Sept 2009
Sept 2008
change
change
June 2009
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales                                                             253                297
(14.8)
(15.9)
218
Operating (loss) profit
(123)               106
–                –
(26)
Operating (loss) profit to sales (%)
(48.6)              35.7             –                –
(11.9)

Demand in the Southern African market was weak for most of our products as a result of weak economic conditions and increased competition from imports following the strengthening of the Rand to the US Dollar exchange rate. There was consequently some temporary rebating of prices during the quarter. Demand for chemical cellulose in the global markets remained strong and the benchmark NBSK pulp price improved from its low of US$577 per ton in March to US$720 per ton by the end of September.

The Saiccor Mill produced at near full capacity in the month of September, 5 months after recommencing the ramp up, which had been deferred following the sharp drop in demand in the first financial quarter.

We curtailed production at our South African paper mills to match output to demand during the quarter.
Production at all our operations was also interrupted by an industry-wide wage strike in July which led to a loss of approximately 37,000 tons of mainly chemical cellulose in the quarter as the other operations coordinated the timing of commercial shuts with the strikes.

Prices of our major raw materials were lower in the quarter than a year earlier; however, the interruptions resulting from production curtailment, the strike and the Saiccor ramp up led to inefficiencies in raw material usage resulting in an overall increase in variable costs per ton compared to a year earlier.

The business managed its fixed costs tightly resulting in a below inflation increase in absolute terms. However, fixed costs per unit increased sharply as a result of production for the year being significantly below last year, or in the case of the expanded Saiccor Mill, below capacity. During the quarter, we entered into discussions with labour representatives about a possible reduction of up to 300 positions at the Ngodwana, Tugela and Enstra mills.

As a result of adverse market conditions and the cumulative severe impact of fire damage over the past few years, which destroyed 40% of Usutu’s plantations, the Usutu pulp mill is no longer viable. Sappi has therefore begun consulting stakeholders regarding the intention to close the pulp mill on 31 January 2010. If closed, we expect annual cash improvements of US$10 million and a once off restructuring charge of US$18 million.
Dividend
In light of our performance, our priority is to reduce indebtedness and preserve liquidity. The board has therefore decided not to declare a dividend for the current financial year-ended September 2009.
Outlook
Although global economic conditions remain unpredictable and growth expectations vary considerably among commentators, we expect demand to continue to grow for our major products in most markets compared to our financial year 2009.

For coated woodfree paper, we expect demand in North America and Europe to continue the gradual improvement seen in recent months. We also expect some improvement in demand for coated mechanical paper from the current low base. The supply/demand balance in Europe is, however, expected to remain weak unless there are further closures of operations. We continue to review our operations to ensure that we optimise our capacity footprint and provide a high quality service to our customers.

New coated woodfree paper capacity is expected to start up over the next year in China, which is likely to unfavourably impact the global supply/demand balance; however, much of this should be absorbed by the rapid growth of Asian markets.

We acted decisively to take advantage of improved demand conditions and to improve the competitiveness of our businesses. We have devoted resources at all levels of the business to improving our understanding of customer needs and developing products and services to meet them. In particular, we have expanded our chemical cellulose business, we have increased our market position in Europe and enhanced the breadth of our product and service offerings, and in North America we have adapted our product line to match changing market needs and economics.

In addition to temporary production curtailment over the past year, we have closed or announced the possible closure of two mills and one paper machine in Europe, one paper mill in North America, a pulp mill in Southern
Africa, and further measures to reduce fixed costs in each region. We expect all of these measures to continue to improve operating performance over the next year.

Following our refinancing we have an improved liquidity position with cash of US$770 million available at the end of September and we have no major debt maturities before 2012. We are of the opinion that it is prudent to maintain an increased cash balance as a cushion in times of economic uncertainty. Our finance costs have increased significantly and at current interest rates we expect our net finance costs for 2010 to increase to
US$250 million. In order to continue reducing our net debt we will focus on cash generation and will manage our capital expenditures tightly but at a level which ensures we maintain our assets in good condition.

The first financial quarter is typically a seasonally weak quarter as a result of the holiday period in December.
Nevertheless we expect demand to remain firm until then and price levels for coated paper to stabilise, and for pulp prices to improve. We have taken major annual maintenance shuts at two of our North American mills during the current quarter which will impact output and maintenance expenses. We expect alternative fuel tax credits to remain available through December 2009 although the credits could expire earlier.

Despite our first quarter historically being a seasonally weaker quarter, given current market conditions we expect to remain profitable at operating level excluding the plantation price fair value adjustment, impairments, restructuring changes and any alternative fuel tax credits. We expect the full year’s performance to be better than financial 2009 based on a gradual recovery in world economic conditions and the decisive actions we have taken to improve our business.
On behalf of the board
R J Boëttger M R Thompson
Director
Director
09 November 2009
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284
// fourth quarter results

forward-looking statements
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements
(or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the risk that the European Acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame, revenues following the acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the acquisition of M-real’s coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies that we expect to achieve following the completion of the acquisition is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management’s knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi.

Group income statement
Quarter           Quarter
Year              Year
ended             ended                ended             ended
Sept 2009        Sept 2008          Sept 2009        Sept 2008
Notes
US$ million        US$ million       US$ million      US$ million
Sales
1,553               1,519                5,369              5,863
Cost of sales
1,519               1,234                5,029              5,016
Gross profit
34                  285                  340                 847
Selling, general and
administrative expenses
112                    91                 385                 385
Other operating expenses
56                  171
39                 165
Share of profit from
associates and joint ventures
(5)                  (2)                 (11)                 (17)
Operating (loss) profit 2
(129)                   25                 (73)                 314
Net finance costs
14                    26                 145                  126
Net interest
21                    37                 137                  143
Finance cost capitalised
–                     –                    –                  (16)
Net foreign exchange gains
(5)                   (5)                (17)                   (8)
Net fair value (gain) loss on
financial instruments
(2)                   (6)                  25
7
(Loss) profit before taxation
(143)                    (1)
(218)                188
Taxation
(40)                    31                (41)                  86
Current
(3)                    (5)                   4
6
Deferred
(37)                     36               (45)                  80
(Loss) profit for the period
(103)                  (32)               (177)                102
Basic (loss) earnings per
share (US cents)                                     1
(20)                    (9)                (37)                  28
Weighted average number of
shares in issue (millions)
1
515.8                  362.2              482.6              362.2
Diluted basic (loss) earnings
per share (US cents)                               1
(20)                    (9)                (37)                   28
Weighted average number of
shares on fully diluted
basis (millions)
1
515.8                  365.2             482.6               365.8
// fourth quarter results

Group statement of comprehensive income
Quarter           Quarter
Year              Year
ended              ended                ended            ended
Sept 2009         Sept 2008          Sept 2009       Sept 2008
Notes
US$ million       US$ million         US$ million      US$ million
(Loss) profit for the period
(103)                (32)                 (177)                102
Other comprehensive income,
net of tax
(154)                 (35)                (197)               (256)
Exchange differences on
translation of foreign operations
57                  (40)                   14               (262)
Actuarial (losses) gains on
pension funds
(229)                     8
(229)
7
Movements on cash flow hedge
(14)                     –                 (14)
–
Deferred tax effects on above
32                    (3)                   32                  (1)
Total comprehensive income for
the period
(257)                  (67)               (374)               (154)

Group balance sheet
Sept 2009           Sept 2008
US$ million          US$ million
ASSETS
Non-current assets
4,867                 4,408
Property, plant and equipment
3,934                 3,361
Plantations
611                    631
Deferred taxation
56                      41
Other non-current assets
266                    375
Current assets
2,430                  1,701
Inventories
792                    725
Trade and other receivables
868                    702
Cash and cash equivalents
770                    274
Total assets
7,297                 6,109
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,794                 1,605
Non-current liabilities
3,662                 2,578
Interest-bearing borrowings
2,726                 1,832
Deferred taxation
355                    399
Other non-current liabilities
581                    347
Current liabilities
1,841                 1,926
Interest-bearing borrowings
601                    821
Bank overdraft
19                      26
Other current liabilities
1,165                  1,025
Taxation payable
56                      54
Total equity and liabilities
7,297                  6,109
Number of shares in issue at balance sheet date (millions)
515.7                  229.2
// fourth quarter results

Group cash flow statement
Quarter           Quarter
Year              Year
ended             ended                ended             ended
Sept 2009        Sept 2008          Sept 2009        Sept 2008
US$ million       US$ million        US$ million      US$ million
(Loss) profit for the period
(103)                (32)                 (177)                102
Adjustment for:
Depreciation, fellings and amortisation
131                  110                  467                454
Taxation
(40)                   31                 (41)                  86
Net finance costs
14                    26                  145                126
Post employment benefits
(30)                 (23)                 (62)                (88)
Other non-cash items
189                    24                 100                (57)
Cash generated from operations
161                   136                 432                623
Movement in working capital
127                   135                 152
1
Net finance costs
(27)                    24                (81)              (126)
Taxation paid
–                   (14)                  (5)               (70)
Dividends paid *
–                      –
(37)               (73)
Cash retained from operating activities
261                    281                461                355
Cash utilised in investing activities
(36)                 (143)              (762)              (494)
Capital expenditure and other
non-current assets
(34)                  (143)             (172)              (494)
Acquisition
(2)                      –
(590) –
225                     138              (301)             (139)
Cash effects of financing activities
(272)                  (112)               707                  49
Net movement in cash and
cash equivalents
(47)                       26               406               (90)
*Dividend no 85: 16 US cents per share paid on 28 November 2008.
Statement of changes in equity
Year                 Year
ended                ended
Sept 2009           Sept 2008
US$ million         US$ million
Balance – beginning of period
1,605                 1,816
Total comprehensive income for the period
(374)                (154)
Dividends paid
(37)                  (73)
Rights offer 575 –
Costs directly attributable to the rights offer (31) –
Issue of new shares to M-real 45 –
Transfers to participants of the share purchase trust 2 6
Share-based payment reserve
9                     10
Balance – end of period
1,794                 1,605

Notes to the group results
1.    Basis of preparation
The condensed financial statements have been prepared in accordance with International Accounting
Standard 34, Interim Financial Reporting. Apart from the early adoption of IAS 1 Presentation of Financial
Statements, the accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2008 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International
Accounting Standards Board.

The adoption of IAS 1 Presentation of Financial Statements did not have an impact on the group’s reported results or financial position.

The results are unaudited.

In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday, 21 November 2008, at a subscription price of ZAR20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on 15 December 2008. The rights offer raised ZAR5,8 billion which was used to partly finance the acquisition of the coated graphic paper business of M-real and the related costs.
In accordance with IAS 33, prior period basic, headline and diluted earnings per share have been restated to take into account the bonus element of the rights offer. The prior period weighted average number of shares has been adjusted by a factor of 1.58 (the adjustment factor).
2.   Operating (loss) profit
Quarter           Quarter
Year                 Year
ended             ended
ended                ended
Sept 2009        Sept 2008
  Sept 2009          Sept 2008
US$ million      US$ million         US$ million        US$ million
Included in operating (loss) profit are the
following non-cash items:
Depreciation and amortisation
112                  91                   398                   374
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
19                  19
69                     80
Growth
(21)               (15)
(73)                  (70)
(2)                  4
(4)                    10
Plantation price fair value
adjustment
111               (108)
67                  (120)
109               (104)
63                  (110)
Included in other operating expenses
are the following:
Asset impairments
73                 116
79                    119
Profit on disposal of property,
plant and equipment
–                    –                   (1)                     (5)
Restructuring provisions raised
24                   44
34                     41
Integration costs
–                    –
3 –
Fuel tax credit
(50)                   –                  (87)
–
// fourth quarter results

Notes to the group results
Quarter          Quarter
Year                 Year
ended            ended
ended                ended
Sept 2009       Sept 2008
Sept 2009           Sept 2008
US$ million      US$ million        US$ million         US$ million
3.   Capital expenditure
Property, plant and equipment
37               133
184                   510
Sept 2009           Sept 2008
US$ million          US$ million
4.   Capital commitments
Contracted
62                     76
Approved but not contracted
126                   130
188                   206
5.   Contingent liabilities
Guarantees and suretyships
44                     38
Other contingent liabilities 8 7
52                     45
6.   Material balance sheet movements year on year
Acquisition of M-real’s coated graphic paper business
See note 8 for details of how the acquisition is recorded in the balance sheet.
Interest-bearing borrowings and cash and cash equivalents
Included in long term borrowings movement within the year is the assumed interest bearing debt used to partly finance the acquisition of M-real’s coated graphic paper business and the US$41 million discount related to the vendor loan note repayment. During the year ended September 2009, the group raised net proceeds of approximately US$908 million via international and South African bond issues in predominantly
Euro, USD and ZAR dominated high yield bonds, the proceeds of which, were used together with existing cash resources of US$266 million to repay existing drawings of US$582 million on committed facilities and other short-term debt of US$185 million and the vendor loan note at a discount of US$41 million. In addition,
Sappi successfully refinanced the outstanding OeKB loan of US$570 million in full. Strong cash generation from operations has contributed to an increased cash balance at year end.
Other non-current assets and liabilities
The decrease in other non-current assets and the increase in other non-current liabilities relate mainly to actuarial losses recognised on the group’s defined benefit schemes.
7.    Post balance sheet events

        Since year-end the group has announced the possible cessation of production at Kangas mill in Finland and the intention to cease production at the Usutu pulp mill in Swaziland.

8.   Acquisition
On 31 December 2008, Sappi acquired M-real’s coated graphic paper business for EUR750 million
(US$1.1 billion). The transaction included M-real’s coated graphic paper business, including brands and company knowledge, as well as four coated graphic mills.
The acquisition was financed through a combination of equity, assumed debt, the cash proceeds from a rights offering and a vendor loan note.
The acquired business contributed revenues of US$817 million, a net operating profit of US$33 million and a net profit of US$38 million to the group for the period from acquisition to 27 September 2009.
Details of net assets acquired and goodwill are as follows:
EURO                  US$
Purchase consideration:
Cash consideration
401
565
Shares issued *
32
45
Vendor loan note
220
307
Adjustments to working capital
(4)
(6)
Gain on forward exchange contract covering purchase consideration
(24)
(32)
Direct costs relating to the acquisition
23
32
Total purchase consideration
648
911
Provisional fair value of net identifiable assets acquired (see below)
648
911
Provisional goodwill **
–
–
The assets and liabilities arising from the acquisition are as follows:
EURO
EURO
US$
US$
Acquiree’s
Provisional
Acquiree’s
Provisional
carrying
fair
carrying
fair
amount
value
amount
value
Property, plant and equipment
634
531
892
747
Information technology related intangibles
2
2
3
3
Brand names
–
18
–
25
Inventories 118
115
166
162
Trade receivables
200
192
281
270
Prepayments and other debit balances
15
18
21
25
Cash and cash equivalents
5
5
7
7
Trade payables
(85)
(85)
(120)
(120)
Pension liabilities
(37)
(37)
(52)
(52)
Borrowings (46)
(42)
(65)
(59)
Provisions (4)
(4)
(6)
(6)
Other payables and accruals
(60)
(65)
(84)
(91)
Net deferred tax (liabilities) assets
(11)
–
(15)
–
Net identifiable assets acquired
731
648
1,028
911
// fourth quarter results

Notes to the group results
Outflow of cash to acquire business, net of cash acquired:
EURO                 US$
Cash consideration 401 565
Direct costs relating to acquisition 23 32
Cash and cash equivalents in subsidiary acquired (5) (7)
Net cash outflow on acquisition 419 590
The provisional values of the net identifiable assets acquired as at September 2009 remains unchanged from the provisional value as at June 2009.
* 11,159,702 Sappi shares were issued to M-real as partial payment of the acquisition price. The fair value of US$45 million
(EUR32 million) was determined using Sappi’s published market price at the date of exchange.
** The initial accounting for the business combination has been determined provisionally as at the end of the fourth quarter ended
September 2009 because the group is still in the process of finalising the fair values of the identifiable assets and liabilites of the acquired business of M-real.
9.    Regional information
Quarter          Quarter
Year              Year
ended            ended               ended            ended
Sept 2009       Sept 2008         Sept 2009       Sept 2008
US$ million      US$ million       US$ million     US$ million
Sales
Fine Paper –
North America
340                 433              1,295             1,664
Europe                                  868                  680             2,895              2,720
Southern
Africa
92                 109                 318                380
Total
1,300               1,222              4,508             4,764
Forest Products – Pulp and paper
operations
239                 276                 806             1,023
Forestry operations
14                   21                  55                  76
Total
1,553               1,519              5,369             5,863
Operating (loss) profit
Fine Paper –
North America
60                   30                  53                 92
Europe                                   (59)               (111)
(67)               (64)
Southern Africa
(2)                    1                  (3)
6
Total
(1)                (80)                (17)                 34
Forest Products
(123)                106
(52)               273
Corporate and other
(5)                 (1)                  (4)
7
Total
(129)                  25                (73)               314
Net operating assets
Fine Paper –
North America
  981             1,087
  981             1,087
Europe                                 2,340             1,758              2,340             1,758
Southern
Africa
  205                110                 205               110
Total
3 ,526              2,955              3,526            2,955
Forest Products
  1,686              1,721              1,686            1,721
Corporate and other
  38                  39                  38                39
Total
  5,250              4,715              5,250            4,715

// fourth quarter results

Supplemental Information
1.   EBITDA
Quarter         Quarter
Year              Year
ended           ended               ended             ended
Sept 2009       Sept 2008        Sept 2009       Sept 2008
US$ million      US$ million      US$ million      US$ million
Reconciliation of (loss) profit for
the period to EBITDA
(1)
(Loss) profit for the period
(103)               (32)              (177)                102
Net finance costs
14                  26                145                126
Taxation
(40)                 31               (41)                  86
Depreciation and amortisation
  112                 91                398                374
EBITDA
(1)
(17)                116
325                688
(1)
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP Financial
Measures”, we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains non-trading profit/ loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the group, together with measures of performance under IFRS to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company’s operations in accordance with IFRS.
2.   Headline (loss) earnings per share *
Quarter          Quarter
Year              Year
ended            ended              ended             ended
Sept 2009       Sept 2008        Sept 2009       Sept 2008
US$ million      US$ million      US$ million      US$ million
Headline (loss) earnings per share
(US cents) **
(6)                23                (21)                   60
Weighted average number of shares
in issue (millions) **
515.8             362.2              482.6              362.2
Diluted headline (loss) earnings per
share (US cents) **
(6)                23                (21)                   59
Weighted average number of shares
on fully diluted basis (millions) **
515.8             365.2              482.6               365.8
Calculation of headline (loss) earnings *
(Loss) profit for the period
(103)               (32)              (177)                  102
Asset impairments
73                116
79                  119
Profit on disposal of property,
plant and equipment
–                   –                 (1)                   (5)
Tax effect of above items
–                 (1)                   –
–
Headline (loss) earnings
(30)                 83               (99)                 216
* Headline earnings disclosure is required by the JSE Limited.
** Prior period headline earnings per share has been restated for the bonus element of the rights offer in accordance with IAS 33.

3.    Exchange rates
Sept              June          Mar          Dec
Sept
2009              2009        2009         2008
2008
Exchange rates:
Period end rate: US$1 = ZAR
7.4112           7.8990      9.5849      9.7148
8.0751
Average rate for the Quarter: US$1 = ZAR
7.7174           8.6197      9.8979      9.8584
7.8150
Average rate for the YTD: US$1 = ZAR
9.0135           9.4205      9.9015      9.8584
7.4294
Period end rate: EUR 1 = US$
1.4688           1.4054      1.3301      1.4064
1.4615
Average rate for the Quarter: EUR 1 = US$
1.4317           1.3651      1.3300      1.3471
1.5228
Average rate for the YTD: EUR 1 = US$
1.3657           1.3432      1.3288      1.3471
1.5064
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

// fourth quarter results

ZAR
0
10
20
30
40
50
60
70
80
90
Oct 04
Jan 05
Apr 05
Jul 05
Oct 05
Jan 06
Apr 06
Jul 06
Jan 07
Apr 07
Oct 06
Oct 03
Jan 04
Apr 04
Jul 07
Oct 07
Jan 08
Apr 08
Jul 08
Oct 08
Jan 09
Apr 09
Jul 09
Jul 04
Oct 09
Sappi ordinary shares* (JSE: SAP)
US$
0
2
4
6
8
10
12
14
Oct 04
Jan 05
Apr 05
Jul 05
Oct 05
Jan 06
Apr 06
Jul 06
Jan 07
Apr 07
Oct 06
Oct 03
Jan 04
Apr 04
Jul 07
Oct 07
Jan 08
Apr 08
Jul 08
Oct 08
Jan 09
Apr 09
Jul 09
Jul 04
Oct 09
US Dollar share price conversion*
* Historic share prices revised to reflect rights offer

Other interested parties can obtain printed copies of this report from:
South Africa:
United States:
Channel Islands:
Computershare Investor
ADR Depositary:
Capita
Registrars
Services (Proprietary) Limited
The Bank of New York Mellon
(Jersey) Limited
70 Marshall Street
Investor Relations
12 Castle Street
Johannesburg 2001
PO Box 11258
St Helier
PO Box 61051
Church Street Station
Jersey
Marshalltown 2107
New York, NY 10286-1258
JE2 3RT
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 3399
this report is available on the Sappi website
www.sappi.com

sappi
Printed on Magno Matt Classic 250g/m
2
and 150g/m
2
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2009
SAPPI LIMITED,
Name: M. R. Thompson
Title: Chief Financial Officer
M. R. Thompson
By: /s/